Exhibit 12.1
ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

Nine months ended
September 30, 2017
Fixed Charges:
Interest expense, net	$1,493
Capitalized interest	177
Interest charges included in rental expense	9
Total fixed charges	1,679
Earnings:
Loss before income tax expense and noncontrolling interest	1,378
Less: equity in earnings of unconsolidated affiliates	228
Total earnings	1,150
Add:
Fixed charges	1,679
Amortization of capitalized interest	15
Distributed income of equity investees	211
Less:
Interest capitalized	(177)
Income available for fixed charges	$2,878

Ratio of earnings to fixed charges	1.71